[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 16, 2014

Edward P. Bartz

Division of Investment Management

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

RE:	The Cushing® Royalty & Income Fund

(File Nos. 333-187268 and 811-22593)

Dear Mr. Bartz:

Thank you for your telephonic comments, received April 14, 2014, regarding Post-Effective Amendment No. 2 to the Registration Statement (the “Registration Statement”) on Form N-2 filed by The Cushing® Royalty & Income Fund (the “Fund”) on February 28, 2014. We have considered your comments and, on behalf of the Fund, responses to those comments are set forth below. Where revisions were necessary, pages of the Registration Statement containing such revisions are attached to this letter, and such revisions will be reflected in the final prospectus that will be filed by the Fund pursuant to Rule 497 under the Securities Act of 1933.

Comment 1: Please confirm that in advance of any future takedown from the Registration Statement involving a debt offering by the Fund, the Fund will provide supplementally to the Staff a draft of the prospectus supplement proposed to be utilized in connection with such offering.

Response 1: The Fund confirms that in advance of any future takedown from the Registration Statement involving a debt offering by the Fund, the Fund will provide supplementally to the Staff a draft of the prospectus supplement proposed to be utilized in connection with such offering.

Comment 2: The Fund discloses on the cover page of the Registration Statement that “The Fund may offer its securities separately, together or in concurrent separate offerings, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus.” On page iv of the Registration Statement, the Fund does not include the word “together” in similar disclosure. Please either delete the word “together” from the cover page or explain why an offering of securities of the Fund together would not constitute a separate security.

Response 2: The Fund has deleted “together” from the description of potential offerings pursuant to the Registration Statement.

Securities and Exchange Commission

April 16, 2014

Comment 3: Please confirm that the Fund will file an unqualified legality opinion and related consent of counsel in connection with each takedown from this registration statement.

Response 3: The Fund confirms that an unqualified legality opinion and related consent of counsel will be filed with each takedown from this registration statement.

Comment 4: Please define “Managed Assets,” which is used on page (ii) of the Prospectus.

Response 4: The Fund notes that Managed Assets is defined on page 71 of the Prospectus. The Fund has included a reference to this definition on page (ii) of the Prospectus.

Comment 5: Please explain how the Fund values derivative instruments for purposes of calculating “Managed Assets.”

Response 5: In calculating the Managed Assets of the Fund, derivatives instruments are valued at their market value, as determined in accordance with the valuation policies and procedures adopted by the Board of Trustees of the Fund. To the extent the notional value of a derivative instrument exceeds its market value, the notional value will not be included for purposes of calculating Managed Assets.

Comment 6: If the Fund has any current intent to issue preferred shares or debt securities, please disclosure in the Fee Table any expenses due to leverage in connection with such issuance.

Response 6: The Fund does not have any current intent to issue preferred shares or debt securities.

Comment 7: Please clarify on page 2 of the Registration Statement that up to 25% of the Fund’s Managed Assets may be invested in debt securities rated below investment grade. Please supplementally disclose that debt securities rated below investment grade are commonly referred to as “junk bonds.”

Response 7: The Fund has added the requested disclosure.

Comment 8: Please correct the disclosure on page 28 of the Registration Statement stating that ‘The Fund may invest up to 10% of its Managed Assets in debt securities, preferred shares and convertible securities rated below investment grade and unrated debt securities.”

Response 8: The Fund has revised the requested disclosure to state that the Fund may invest up to 25% of its Managed Assets in debt securities, preferred shares and convertible securities rated below investment grade and unrated debt securities, of which up to 10% of its Managed Assets may be invested in securities rated below B3/B- or that are unrated at the time of investment.

Comment 9: The Fund states in the Registration Statement that the Fund’s investment objective and percentage parameters are not fundamental policies of the Fund and “may be changed without shareholder approval”. What notice, if any, will be given to shareholders of the Fund should the investment objective or percentage parameters of the Fund be changed?

Securities and Exchange Commission

April 16, 2014

Response 9: The Fund will not change its policy of investing at least 80% of its Managed Assets in Energy Companies without providing shareholders with at least 60 days prior written notice. The Fund has added disclosure to this effect to the Prospectus. In addition, because the Fund’s Common Shares are listed on the New York Stock Exchange, the Fund is required to make prompt disclosure of any news or information which might reasonably be expected to materially affect the market for its securities, which may require prompt disclosure of any material changes to the Fund’s investment objective or percentage parameters. Additionally, any material changes to the Fund’s investment objectives or policies would be disclosed in the Fund’s next report to shareholders pursuant to Rule 8b-16(b)(2) under the Investment Company Act of 1940.

Comment 10: Please explain how derivative instruments are valued for purposes of the Fund’s policy of investing at least 80% of its Managed Assets in Energy Companies (the “80% Policy”).

Response 10: To the extent that the Fund enters into derivative instruments that have economic characteristics similar to an investment in Energy Companies, the Fund intends to include those derivative instruments in calculating the 80% Policy consistent with applicable interpretations of the Staff of the SEC. In calculating the 80% Policy, derivatives instruments will be included at their market value, as determined in accordance with the valuation policies and procedures adopted by the Board of Trustees of the Trust. To the extent the notional value of a derivative instrument exceeds its market value, the notional value will not be included for purposes of calculating the 80% Policy.

Comment 11: The Fund states in the Registration Statement that the Fund may invest in securities of other investment companies. Please confirm that the expenses associated with such investment companies are included in the Fee Table under a line captioned “Acquired Fund Fees and Expenses” if such a line item is required.

Response 11: For the Fund’s fiscal year ended November 30, 2013, the expenses associated with investments in other investment companies, if any, were less than 0.01% of the Fund’s net assets attributable to common shares. Therefore, such line item is not required, in accordance with Instruction 10(a) to Item 3 of Form N-2.

Comment 12: The Fund states in the Registration Statement that the Fund may engage in short sales of securities. Please confirm that the Fund discloses the expenses associated with short sales (e.g., interest and dividends paid on short sales) in the Fee Table.

Response 12: For the Fund’s fiscal year ended November 30, 2013, the Fund did not incur any expenses associated with short sales. The Fund confirms that the expenses associated with short sales will be included in the Fee Table if any such expenses are incurred.

Securities and Exchange Commission

April 16, 2014

Comment 13: This Fund states in the Registration Statement that the Fund intends to pay distributions that may include return of capital. Please state that a return of capital distribution involves a return of the shareholder’s original investment.

Response 13: The return of capital that the Fund expects to distribute to common shareholders differs from the return of capital traditionally made by investment companies, in which a portion of investors’ invested principal is returned to them. As described in the Registration Statement, the types of MLPs and Energy Trusts in which the Fund intends to invest historically have made cash distributions to unitholders that exceed the amount of taxable income allocable to those unitholders, due to a variety of factors, including significant non-cash deductions, such as depreciation and depletion. Because these distributions would exceed income, such distributions would not be treated as income to the Fund in that tax year but rather would be treated as a return of capital for federal income tax purposes to the extent of the Fund’s basis in its MLP units. Similarly, because the Fund receives distributions that are not treated as income to the Fund, the Fund will be able to pass these distributions along to its common shareholders and make distributions that exceed the Fund’s earnings and profits. When the Fund distributes cash to its common shareholders in excess of its earnings and profits, those distributions would be treated as a return of capital to the extent of the common shareholders’ bases in the common shares. As a result, although the Fund is effectively distributing to shareholders cash received from the Fund’s investments, a portion of those distributions may be characterized as return of capital for tax purposes. Unlike a traditional “return of capital” by a fund, however, these distributions do not represent an erosion of shareholders’ equity invested in the Fund. The Fund respectfully submits that the nature of the return of capital distributions expected to be paid by the Fund are clearly explained in the Prospectus, and a statement that such distributions involve returns of a shareholder’s original investment would be inaccurate.

Comment 14: Please disclose in a footnote to the Example in the Fee Table that in connection with any takedown that is subject to a sales load or similar expense, the prospectus supplement utilized in connection with such offering will include an updated Example that reflects the amount of such sales load or similar expense.

Response 14: The Fund has added the requested disclosure.

Comment 15: This Fund states in the Registration Statement that the Fund may enter into credit default swap contracts. Please confirm that as the seller (writer) of a credit default swap, the Fund would set aside cash or liquid assets in an amount at least equal to the Fund’s payment obligation under the credit default swap.

Response 15: The Fund will maintain an appropriate amount of asset coverage in connection with its swap transactions in accordance with applicable interpretations of the staff of the SEC. The Fund notes that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act (Investment Company Act Release No. 29776 (Aug. 31, 2011))

Securities and Exchange Commission

April 16, 2014

and acknowledges that the Commission may, in the future, issue additional guidance regarding swaps, and such guidance may impact the applicable asset coverage requirements.

*    *    *    *

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3805 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Philip H. Harris

Philip H. Harris

The information in this preliminary prospectus is not complete and may be changed. The Fund may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus – Subject to Completion – Dated February 28, 2014

Base Prospectus

$300,000,000

The Cushing® Royalty & Income Fund

Common Shares

Preferred Shares

Debt Securities

Subscription Rights for Common Shares and/or Preferred Shares

Investment Objective. The Cushing® Royalty & Income Fund (the “Fund”) is a non-diversified, closed-end management investment company that commenced investment operations on February 28, 2012. The Fund’s investment objective is to seek a high total return with an emphasis on current income. No assurance can be given that the Fund’s investment objective will be achieved.

Investment Strategy. The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its net assets, plus any borrowings for investment purposes, in securities of energy-related U.S. royalty trusts and Canadian royalty trusts (collectively, “Royalty Trusts”) and other income producing investments, consisting of exploration and production companies (together with Royalty Trusts, “Energy Trusts”), exploration and production master limited partnerships (“MLPs”) and securities of other companies based in North America that are generally engaged in the same lines of business as those in which Energy Trusts and MLPs engage (“Other Energy Companies”, and together with Energy Trusts and MLPs, “Energy Companies”). The Fund is managed by Cushing® MLP Asset Management, LP (the “Investment Adviser”).

(continued on following page)

NYSE Listing. The Fund’s outstanding common shares are, and any common shares issued pursuant to this Prospectus will be, listed on the New York Stock Exchange under the symbol “SRF”. The net asset value of the Fund’s common shares at the close of business on February 26, 2014 was $18.41 per share, and the last reported sale price of the Fund’s common shares on February 26, 2014 was $18.42.

The Offering. The Fund may offer, from time to time, in one or more offerings, on an immediate, continuous or delayed basis, including through a rights offering to existing shareholders, up to $300,000,000 aggregate initial offering price of its common shares of beneficial interest, par value $0.001 per share (“common shares”), preferred shares of beneficial interest, par value $0.001 per share (“preferred shares”), debt securities or subscription rights for common shares and/or preferred shares, which are referred to herein collectively as the Fund’s “securities.” The Fund may offer its securities separately, or in concurrent separate offerings, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a “Prospectus Supplement”). You should read this Prospectus and the applicable Prospectus Supplement carefully before you invest in the securities of the Fund. The Fund’s securities may be offered directly to one or more purchasers, through agents designated from time to time by the Fund, or to or through underwriters or dealers. The Prospectus Supplement relating to an offering will identify any agents, underwriters or dealers involved in the sale of the Fund’s securities, and will set forth any applicable purchase price, fee, commission or discount arrangement between the Fund and its agents or underwriters, or among its underwriters, or the basis upon which such amount may be calculated. The Fund may not sell any of its securities through agents, underwriters or dealers without the delivery of a Prospectus Supplement.

An investment in the Fund’s securities involves substantial risks arising from the Fund’s investments in the securities of Energy Companies, its concentration in the energy sector and its ability to use leverage. Before buying any of the Fund’s securities, you should read the discussion of the material risks of investing in the Fund in “Principal Risks of the Fund” beginning on page 50 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                     , 2014.

(continued from previous page)

The Energy Trusts in which the Fund invests are principally U.S. royalty trusts and Canadian royalty trusts and exploration and production (“E&P”) companies. U.S. royalty trusts manage net royalty and/or net working interests in mature crude oil and natural gas producing properties in the United States. Canadian royalty trusts and Canadian E&P companies engage in the acquisition, development and production of crude oil and natural gas in Canada and the U.S. The Fund also invests in the upstream E&P MLP sector. The Other Energy Companies in which the Fund invests include operators of assets used in gathering, transporting, processing, storing, refining, distributing, mining, or marketing natural gas, natural gas liquids, crude oil or refined petroleum products.

Leverage. The Fund generally seeks to increase current income and capital appreciation by utilizing leverage. The Fund may utilize leverage through the issuance of commercial paper or notes and other forms of borrowing (“Indebtedness”) or the issuance of preferred shares, in each case within the applicable limits of the Investment Company Act of 1940 (the “1940 Act”). Under current market conditions, the Fund currently intends to utilize leverage principally through Indebtedness in an amount up to approximately 33 1/3% of the Fund’s Managed Assets (as defined on p. 71 of this Prospectus) (i.e., 50% of its net assets attributable to the Fund’s common shares), including the proceeds of such leverage. However, the Fund may utilize leverage through Indebtedness or preferred shares to the maximum extent permitted by the 1940 Act. The costs associated with the issuance and use of leverage is borne by the holders of the common shares. Leverage is a speculative technique and investors should note that there are special risks and costs associated with leverage. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed. The Fund currently maintains a margin account arrangement with Bank of America Merrill Lynch. As of November 30, 2013, the principal balance outstanding was $34,300,000, which represented 16.17% of the Fund’s Managed Assets (or approximately 19.29% of its net assets attributable to the Fund’s common shares). See “Use of Leverage.”

U.S. Federal Income Tax Considerations. Because of the Fund’s concentration in Energy Trusts and E&P MLP investments, the Fund is not eligible to be treated as a “regulated investment company” under the Internal Revenue Code of 1986, as amended (the “Code”). Instead, the Fund is treated as a regular corporation, or a “C” corporation, for U.S. federal income tax purposes and, as a result, unlike most investment companies, is subject to corporate income tax to the extent the Fund recognizes taxable income. The Fund believes that as a result of the tax characterization of cash distributions made by Energy Trusts and MLPs to their investors (such as the Fund), a significant portion of the Fund’s income will be tax-deferred, which will allow distributions by the Fund to its common shareholders to include high levels of tax-deferred income. However, there can be no assurance in this regard. If this expectation is not realized, the Fund will have a larger corporate income tax expense than expected, which will result in less cash available to distribute to common shareholders.

You should read this Prospectus, which contains important information about the Fund that you should know before deciding whether to invest, and retain it for future reference. A Statement of Additional Information, dated                     , 2014 (“SAI”), containing additional information about the Fund, has been filed with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference in its entirety into this Prospectus. You may request a free copy of the Statement of Additional Information, the table of contents of which is on page 91 of this Prospectus, and the Fund’s annual and semi-annual reports by calling toll-free (800) 662-7232, or you may obtain a copy of such reports, the SAI (and other information regarding the Fund) from the SEC’s website (http://www.sec.gov). Free copies of the Fund’s reports will also be available from the Fund’s website at www.cushingcef.com. Information on, or accessible through, the Fund’s website is not a part of, and is not incorporated into, this Prospectus.

The Fund’s securities do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

ii

PROSPECTUS SUMMARY

This is only a summary of information contained elsewhere in this base prospectus (the “Prospectus”). This summary does not contain all of the information that you should consider before investing in the Fund’s securities. In particular, you should carefully read the more detailed information contained in this Prospectus and the Statement of Additional Information, dated                     , 2014 (the “SAI”), especially the information set forth under the heading “Principal Risks of the Fund.”

The Fund	The Cushing® Royalty & Income Fund (the “Fund”) is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940 (the “1940 Act”) that commenced investment operations on February 28, 2012. The Fund’s investments are managed by its investment adviser, Cushing® MLP Asset Management, LP (the “Investment Adviser”).

The Offering

The Fund may offer, from time to time, in one or more offerings, on an immediate, continuous or delayed basis, including through a rights offering to existing shareholders, up to $300,000,000 aggregate initial offering price of its common shares of beneficial interest, par value $0.001 per share (“common shares”), preferred shares of beneficial interest, par value $0.001 per share (“preferred shares”), debt securities or subscripion rights for common shares and/or preferred shares, which are referred to herein collectively as the Fund’s “securities.” The Fund’s securities may be offered separately, or in concurrent separate offerings, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a “Prospectus Supplement”). The Fund will provide information in the Prospectus Supplement for the expected trading market, if any, for its preferred shares, debt securities or subscripion rights for common shares and/or preferred shares.

On May 31, 2013, the Fund registered $300,000,000 aggregate initial offering price of its securities pursuant to the registration statement of which this Prospectus is a part. As of the date of this Prospectus, the Fund has sold 35,948 common shares, at an aggregate initial office price of $669,485. As a result, up to $299,330,515 aggregate initial offering price of the Fund’s securities remain available for subsequent offerings under this Prospectus.

You should read this Prospectus and the applicable Prospectus Supplement carefully before you invest in the Fund’s securities. The Fund’s securities may be offered directly to one or more purchasers, through agents designated from time to time by the Fund or to or through underwriters or dealers. The Prospectus Supplement relating to an offering will identify any agents, underwriters or dealers involved in the sale of the Fund’s securities, and will set forth any applicable purchase price, fee, commission or discount arrangement between the Fund and its agents or underwriters, or among its underwriters, or the basis upon which such amount may be calculated. The Fund may not sell any of its securities through agents, underwriters or dealers without delivery of a Prospectus Supplement describing the method and terms of the particular offering of its securities.

Investment Objective	The Fund’s investment objective is to seek a high total return with an emphasis on current income. There can be no assurance that the Fund’s investment objective will be achieved.

Principal Investment Policies	The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its net assets, plus any borrowings for investment purposes, in public and private securities of energy-related U.S. royalty trusts and Canadian royalty trusts (collectively, “Royalty Trusts”) and other income producing investments, consisting of exploration and production companies

(together with Royalty Trusts, “Energy Trusts”), exploration and production master limited partnerships (“MLPs”) and securities of other companies based in North America that are generally engaged in the same lines of business as those in which Energy Trusts and MLPs engage (“Other Energy Companies”, and together with Energy Trusts and MLPs, “Energy Companies”).

The Fund generally seeks to invest in 20 to 40 issuers with generally no more than 10% of Managed Assets (as defined herein) in any one issue and no more than 20% of Managed Assets in any one issuer, in each case, determined at the time of investment. For purposes of this limit, an “issuer” includes both an issuer and its controlling general partner, managing member or sponsor, and an “issue” is a class of an issuer’s securities or a derivative security that tracks that class of securities.

The Fund may invest up to 25% of its Managed Assets in unregistered or otherwise restricted securities, including securities issued by private companies.

The Fund may invest up to 25% of its Managed Assets in debt securities, preferred shares and convertible securities of Energy Companies and other issuers, provided that such securities are (a) rated, at the time of investment, at least (i) B3 by Moody’s Investors Service, Inc. (“Moody’s”), (ii) B- by Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”), or (iii) of a comparable rating by another Nationally Recognized Statistical Rating Organization (“NRSRO”) or (b) with respect to up to 10% of its Managed Assets, debt securities, preferred shares and convertible securities that have lower ratings or are unrated at the time of investment. All of the Fund’s investments in debt securities, preferred shares and convertible securities may consist of securities rated below investment grade (such as those rated Ba or lower by Moody’s and BB or lower by S&P), which are commonly known as “junk bonds” and are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligations, and involve major risk exposure to adverse conditions.

The Fund may invest up to 20% of its Managed Assets in securities of companies that are not Energy Companies. These investments may include securities such as partnership interests, limited liability company interests or units, trust units, common stock, preferred stock, convertible securities, warrants and depositary receipts and debt securities.

The Fund will not invest directly in commodities.

The Fund’s investment objective and percentage parameters, are not fundamental policies of the Fund and may be changed without shareholder approval. The Fund will not change its policy of investing at least 80% of its Managed Assets in Energy Companies without providing shareholders with at least 60 days prior written notice.

Investment Philosophy

The Fund seeks to achieve its investment objective through investments in public and private Energy Companies that, in the Investment Adviser’s view, have the most attractive fundamental growth prospects. The Fund expects to make equity investments predominantly in publicly traded securities and non-readily marketable securities that may be issued by public or private companies. The Fund may seek to hedge certain risks to its portfolio as deemed prudent by the Investment Adviser.

including the finance and real estate sectors. Other Energy Companies and other issuers in which the Fund may invest may be organized and/or taxed as corporations and therefore may not offer the advantageous tax characteristics of Energy Trusts or MLP units.

Restricted Securities. The Fund may invest up to 25% of its Managed Assets in unregistered or otherwise restricted securities, including securities issued by private companies. “Restricted securities” are securities that are unregistered, held by control persons of the issuer or are subject to contractual restrictions on resale. The Fund will typically acquire restricted securities in directly negotiated transactions. The Fund’s investments in restricted securities may include privately issued securities of both public and private issuers.

Debt Securities. The Fund may invest up to 25% of its Managed Assets in debt securities, preferred shares and convertible securities of Energy Companies and other issuers, provided that such securities are rated, at the time of investment, at least (i) B3 by Moody’s, (ii) B-by S&P or Fitch, or (iii) of a comparable rating by another NRSRO or with respect to up to 10% of its Managed Assets in debt securities, preferred shares and convertible securities that have lower ratings or are unrated at the time of investment. All of the Fund’s investments in debt securities, preferred shares and convertible securities may consist of securities rated below investment grade (such as those rated Ba or lower by Moody’s and BB or lower by S&P), which are commonly known as “junk bonds” and are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligations, and involve major risk exposure to adverse conditions.

Non-U.S. Securities. The Fund may invest in non-U.S. securities, including, among other things, non-U.S. securities represented by American Depositary Receipts (“ADRs”). ADRs are certificates evidencing ownership of shares of a non-U.S. issuer that are issued by depositary banks and generally trade on an established market in the United States or elsewhere.

Other Sector Investments. The Fund may invest in other issuers in other sectors of the economy. For example, the Fund may invest in entities operating in the energy sector including companies principally engaged in owning or developing non-energy natural resources (including timber and minerals) and industrial materials, or supplying goods or services to such companies.

See “The Fund’s Investments.”

Investment Characteristics of Energy Trusts and E&P MLPs	The Investment Adviser believes that the following characteristics of Energy Trusts and E&P MLPs make them attractive investments:

•   Energy Trusts receive their revenue stream directly from the cash flows generated by the sale of crude oil, natural gas and natural gas liquids taken from the producing assets and acreage, and therefore higher commodity prices flow directly through to the cash flow paid to unitholders.

•   Energy Trusts and E&P MLPs provide direct exposure to fluctuations in crude oil and natural gas prices because future distributions by these vehicles are a function of production volume and commodity prices.

borrowed securities at a later date. Short selling allows the short seller to profit from declines in market prices to the extent such declines exceed the transaction costs and the costs of borrowing the securities. A naked short sale creates the risk of an unlimited loss because the price of the underlying security could theoretically increase without limit, thus increasing the cost of buying those securities to cover the short position. There can be no assurance that the securities necessary to cover a short position will be available for purchase. Purchasing securities to close out the short position can itself cause the price of the securities to rise, further exacerbating the loss. See “Principal Risks of the Fund — Short Sales Risk.”

Inflation Risk. Inflation risk is the risk that the value of assets or income from investment will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund’s common shares and dividends can decline.

Debt Securities Risk. Debt securities are subject to many of the risks described elsewhere in this section. In addition, they are subject to credit risk, prepayment risk and, depending on their quality, other special risks.

The Fund may invest up to 25% of its Managed Assets in debt securities, preferred shares and convertible securities. All of the Fund’s investments in debt securities, preferred shares and convertible securities may consist of securities rated below investment grade, of which up to 10% of the Fund’s Managed Assets may be invested in securities rated, at the time of investment, below B3 by Moody’s, B- by S&P or Fitch, or that are unrated. Below investment grade and unrated debt securities generally pay a premium above the yields of U.S. government securities or debt securities of investment grade issuers because they are subject to greater risks than these securities. These risks, which reflect their speculative character, include the following: greater yield and price volatility; greater credit risk and risk of default; potentially greater sensitivity to general economic or industry conditions; potential lack of attractive resale opportunities (illiquidity); and additional expenses to seek recovery from issuers who default. Debt securities rated below investment grade are commonly known as “junk bonds” and are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligations, and involve major risk exposure to adverse conditions.

Certain debt instruments, particularly below investment grade securities, may contain call or redemption provisions which would allow the issuer of the debt instrument to prepay principal prior to the debt instrument’s stated maturity. This is also sometimes known as prepayment risk. See “Principal Risks of the Fund — Debt Securities Risks.”

Other Investment Companies Risk. The Fund may invest in securities of other investment companies, including other closed-end or open-end investment companies (including ETFs). The market value of their shares may differ from the net asset value of the particular fund. To the extent the Fund invests a portion of its assets in investment company securities, those assets will be

SUMMARY OF FUND EXPENSES

The following tables are intended to assist you in understanding the various costs and expenses directly or indirectly associated with investing in the Fund’s common shares as a percentage of net assets attributable to common shares. The following table is based on the capital structure of the Fund as of November 30, 2013. The following table and example should not be considered a representation of the Fund’s future expenses. Actual expenses may be greater or less than shown.

Shareholder Transaction Expenses
Sales load (as a percentage of offering price)	—(1)
Offering expenses borne by the Fund (as a percentage of offering price)	—(2)
Dividend Reinvestment Plan fees	None

Annual Expenses	Percentage of Net Assets Attributable to Common Shares(3)

Management fees(4)	1.80%

Interest payments on borrowed funds(5)	0.14%

Current Income Tax Expenses	0%

Deferred Income Tax Expenses(6)	0.34%

Other expenses(7)	0.29%

Total annual expenses	2.57%

(1)	In the event that the securities to which this Prospectus relates are sold to or through underwriters, agents or dealers, a corresponding Prospectus Supplement will disclose these percentages.

(2)	The related Prospectus Supplement will disclose the estimated amount of offering expenses, the offering price and the offering expenses as a percentage of the offering price.

(3)	Based upon net assets attributable to common shares as of November 30, 2013.

(4)	The Fund pays the Investment Adviser an annual fee, payable monthly, in an amount equal to 1.50% of the Fund’s average weekly Managed Assets. The fee shown above is based upon outstanding leverage of 16.17% of the Fund’s Managed Assets. If leverage of more than 16.17% of the Fund’s Managed Assets is used, the management fees shown would be higher.

(5)	The Fund has entered into a margin account arrangement with Bank of America Merrill Lynch. “Interest payments on borrowed funds” is based upon the Fund’s outstanding borrowings as of November 30, 2013 of $34,300,000 and the average interest rate for the fiscal year ended November 30, 2013 was 0.84%.

(6)	For the fiscal year ended November 30, 2013, the Fund accrued approximately $598,878 in net deferred tax liability primarily related to net unrealized depreciation on investments and capital loss carryforwards. Deferred income tax expense represents an estimate of the Fund’s potential tax expense if it were to recognize the unrealized gains/losses on portfolio assets that occurred during the fiscal year ended November 30, 2013, based on the market value and basis of the Fund’s assets as of November 30, 2013.

(7)	“Other Expenses” are estimated based upon those incurred during the fiscal period ended November 30, 2013. Other expenses do not include expense related to realized or unrealized investment gains or losses.

(8)	The Total Annual Fund Operating Expenses for the Fund do not correlate to the ratio of expenses to average net assets included in the “Financial Highlights” section of the Prospectus, which reflects the operating expenses of the Fund and does not include indirect expenses such as acquired fund fees and expenses.

Example

As required by relevant SEC regulations, the following example illustrates the expenses (including the estimated offering expenses) that an investor would pay on a $1,000 investment in the Fund’s common shares, assuming total annual expenses of 2.57% of net assets attributable to the Fund’s common shares and a 5% annual return:

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred(1)	$26	$80	$137	$290

(1)	In the event that the securities to which this Prospectus relates are sold to or through underwriters, agents or dealers subject to a sales load, a corresponding Prospectus Supplement will include an updated Example that reflects the amount of such sales load.

The example should not be considered a representation of future expenses or returns. Actual expenses may be greater or less than those shown. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example. The example assumes that all dividends and distributions are reinvested at net asset value.

The Investment Adviser believes that the following are characteristics of Energy Trusts and E&P MLPs that make them attractive investments:

•

Energy Trusts receive their revenue stream directly from the cash flows generated by the sale of crude oil, natural gas and natural gas liquids taken from the producing assets and acreage; therefore higher commodity prices flow directly through to the cash flow paid to unitholders.

•

Energy Trusts and E&P MLPs provide direct exposure to fluctuations in crude oil and natural gas prices because future distributions by such vehicles are a function of production volume and commodity prices.

•	The majority of Energy Trusts own crude oil, natural gas and natural gas liquid assets with stable production profiles.

•	Energy Trusts and E&P MLPs typically distribute the majority of their cash flows either in the form of dividends or return of invested capital.

•	Energy Trusts provide the potential for current income through monthly or quarterly distributions.

•

Recently formed Energy Trusts typically hedge production for the first two to four years of the trust’s existence as a means to establish regular distributions and minimize the impact of fluctuating commodity prices; thereafter, distributions will fluctuate with production volume and commodity prices.

•	Energy Trusts provide commodity exposure without the increased complexities of investing directly in commodity futures or the potential tracking error of investing in commodity funds.

Nonetheless, there are certain risk associated with investing in Energy Trusts and E&P MLPs. See “Principal Risks of the Fund — Energy Companies Risks,” “— Risks Associated with U.S. Royalty Trusts,” “— Risks Associated with Canadian Royalty Trusts and Canadian Exploration and Production Companies” and “— Risks Associated with MLP Structure.”

Other Portfolio Holdings

Other Equity Securities. The Fund may invest in equity securities of Other Energy Companies, including companies that operate assets used in gathering, transporting, processing, storing, refining, distributing, mining or marketing natural gas, natural gas liquids, crude oil or refined petroleum products. The fund may also invest in issuers engaged in other sectors, including the finance and real estate sectors. Such issuers may be organized and/or taxed as corporations and therefore may not offer the advantageous tax characteristics of MLP units.

Debt Securities. The Fund may invest up to 25% of its Managed Assets in debt securities, preferred shares and convertible securities of Energy Companies and other issuers. The Fund may invest in debt securities rated, at the time of investment, at least (i) B3 by Moody’s Investors Service, Inc. (“Moody’s”), (ii) B- by Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”), or (iii) a comparable rating by another rating agency, provided, however, that the Fund may invest up to 10% of the Fund’s Managed Assets in debt securities, preferred shares and convertible securities that have lower ratings or are unrated at the time of investment. All of the Fund’s investments in debt securities, preferred shares and convertible securities may consist of securities rated below investment grade (such as those rated Ba or lower by Moody’s and BB or lower by S&P), which are commonly known as “junk bonds” and are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligations, and involve major risk exposure to adverse conditions. The credit quality policies noted above apply only at the time a security is purchased, and the Fund is not required to dispose of a security in the event that a rating agency downgrades its assessment of the credit characteristics of a particular issue. In determining whether to retain or sell such a security, the Investment Adviser may consider such factors as the Investment Adviser’s assessment of the credit quality of the issuer of such security, the price at which such security could be sold and the rating, if any, assigned to such security by other rating agencies. Rating agencies are private services that provide ratings of the credit quality of debt obligations. Ratings assigned by a rating agency are not absolute standards of credit quality and do not evaluate market risks or the liquidity of securities. Rating agencies may fail to make timely changes in credit ratings and an issuer’s current financial condition may be better or worse than a rating indicates. To the extent that the issuer of a security pays a rating agency for the analysis of its security, an inherent conflict of interest may exist that could affect the reliability of the rating. See “Appendix A: Description of Securities Ratings” in the SAI.

additional return that may be in the form of a fixed fee or a percentage of the collateral. The Fund may pay reasonable fees for services in arranging these loans. The Fund would have the right to call the loan and obtain the securities loaned at any time on notice of not more than five (5) business days. The Fund would not have the right to vote the securities during the existence of the loan but would call the loan to permit voting of the securities, if, in the Investment Adviser’s judgment, a material event requiring a shareholder vote would otherwise occur before the loans were repaid. In the event of bankruptcy or other default of the borrower, the Fund could experience both delays in liquidating the loan collateral or recovering the loaned securities and losses, including (a) possible decline in the value of the collateral or in the value of the securities loaned during the period while the Fund seeks to enforce its rights to the collateral or loaned securities, (b) possible subnormal levels of income and lack of access to income during this period, and (c) expenses of enforcing its rights.

Temporary Defensive Investments

When market conditions dictate a more defensive investment strategy, the Fund may, on a temporary basis, hold cash or invest a portion or all of its assets in money-market instruments, including obligations of the U.S. government, its agencies or instrumentalities, other high-quality debt securities, including prime commercial paper, repurchase agreements and bank obligations, such as bankers’ acceptances and certificates of deposit. Under normal market conditions, the potential for capital appreciation on these securities will tend to be lower than the potential for capital appreciation on other securities that may be owned by the Fund. In taking such a defensive position, the Fund would temporarily not be pursuing its principal investment strategies and may not achieve its investment objective.

Portfolio Turnover

The Fund’s portfolio turnover rate may vary greatly from year to year. For the fiscal periods ended November 30, 2012 and November 30, 2013 the Fund’s portfolio turnover rate was approximately 65% and 94%, respectively.

Portfolio turnover rate is not considered a limiting factor in the Investment Adviser’s execution of investment decisions. A higher portfolio turnover rate results in correspondingly greater brokerage commissions and other transactional expenses that are borne by the Fund.

Investment Restrictions

The Fund has adopted certain other investment limitations designed to limit investment risk. These limitations are, unless otherwise indicated, fundamental and may not be changed without the approval of the holders of a majority of the outstanding voting securities of the Fund, as defined in the 1940 Act. See “Investment Restrictions” in the Fund’s SAI for a complete list of the fundamental investment policies of the Fund. The Fund’s investment objective and percentage parameters are not fundamental policies of the Fund and may be changed without shareholder approval. The Fund will not change its policy of investing at least 80% of its Managed Assets in Energy Companies without providing shareholders with at least 60 days prior written notice.

USE OF LEVERAGE

The Fund may seek to increase current income and capital appreciation by utilizing leverage. The Fund may utilize leverage through the issuance of commercial paper or notes and other forms of borrowing (“Indebtedness”) or the issuance of preferred shares, in each case within the applicable limits of the 1940 Act. Under current market conditions, the Fund currently intends to utilize leverage principally through Indebtedness in an amount up to approximately 33 1/3% of the Fund’s Managed Assets (i.e., 50% of its net assets attributable to the Fund’s common shares), including the proceeds of such leverage. However, the Fund may utilize leverage through Indebtedness or preferred shares to the maximum extent permitted by the 1940 Act.

The costs associated with the issuance and use of leverage will be borne by the holders of the common shares. Leverage is a speculative technique and investors should note that there are special risks and costs associated with leverage. There can be no assurance that a leveraging strategy will be successful during any period in which it is